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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                                                    OMB APPROVAL
                                                           OMB Number: 3235-0058
                                                            Expires: January 31,
                                                                            2005
                                  FORM 12B-25
                                                               Estimated average
                                                                          burden
                            NOTIFICATION OF LATE FILING                hours per
                                                                  response..2.50





                                                     SEC FILE NUMBER 0-26173
                                                        CUSIP NUMBER 86386Q 20 4


(Check One):     [X] Form 10-K  [ ] Form 11-K    [ ] Form 20-F
                 [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ----------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

Student Advantage, Inc.
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Full name of Registrant

Not Applicable
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Former Name if Applicable

280 Summer Street
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Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02210
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City, State and Zip Code
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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Student Advantage, Inc., a Delaware corporation (the "Registrant"), is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "Form 10-K") without unreasonable effort or expense because management of the Registrant has been dedicating substantial efforts to obtaining additional financing, managing debt obligations, pursuing possible divestitures and to corporate restructuring and operational activities. The Form 10-K will be filed with the Securities and Exchange Commission no later than the 15th calendar day following the March 31, 2003 due date for the filing thereof.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

      Sevim Perry                         (617)                    912-2000
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        (Name)                         (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes [X] No [ ]

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             STUDENT ADVANTAGE, INC
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2003                 By:/s/ Raymond V. Sozzi, Jr.
                                         -------------------------
                                         Name: Raymond V. Sozzi, Jr.
                                         Title: President and Chief Executive
                                                Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).